
July 15, 2010

John K. Martin, Jr.
Chief Financial Officer
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

     Re: **Time Warner Inc.**
             Form 10-K: For the Fiscal Year Ended December 31, 2009
             Filed on February 19, 2010
             File No. 001-15062
             Definitive Proxy Statement
             Filed on April 6, 2010

Dear Mr. Martin:

     We have completed our review of your filings and do not have any further comments at this time.

                          Sincerely,

                          Lyn Shenk
                          Branch Chief